May 19, 2008
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Kevin W. Vaughn, Accounting Branch Chief Mr. Matthew Komar, Staff Accountant

RE:	Royal Bank of Canada — Form 40-F for the fiscal year ended October 31, 2007 SEC File No. 001-13928

We have received your second comment letter dated May 13, 2008 in connection with your review of the audited financial statements and related disclosures of Royal Bank of Canada (RBC) for the fiscal year ended October 31, 2007 and RBC’s Form 6-K filed on February 29, 2008 and the responses included in our letter dated April 28, 2008. For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.
Form 6-K Filed on February 29, 2008
Note 3 — Unrealized losses on Available-for-sale securities, page 41
1.	In the second paragraph of your response to comment 1 of our letter dated April 21, 2008, you state that you believe that U.S. GAAP does not require disclosure of an entity’s expectation of the recovery in the fair value of equity securities in the “near term”. In your response to comment 2 of our letter dated February 29, 2008, you state “Given that there is no market for the Class Canada common shares, they will continue to be recorded at the initial value ascribed to the shares until there is a readily determinable fair market value under both GAAPs. This will occur only when the holding restrictions on the Class C common shares expire” or three years later. From these statements and elsewhere in your responses it is unclear whether you believe that a positive expectation of recovery within a reasonably possible foreseeable period is necessary to conclude that an impairment is not other-than-temporary. Please refer to the guidance of Staff Accounting Bulletin No. 59 which indicates that, “acting on the premise that a write-down may be required, management should consider all available evidence to evaluate the realizable value of its investment.” The guidance continues on to specifically include the “financial condition and

Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
near-term prospects of the issuer.” Unless evidence exists to support a realizable value equal to or greater than the carrying value of the investment, a write-down to fair value accounted for as a realized loss should be recorded.
Further, paragraph 17b (1-5) of FSP Nos. FAS 115-1 and FAS 124-1 indicates that, if material, disclosure of the evidence considered by the investor in reaching its conclusion that the investment is not other-than-temporarily impaired is warranted. Merely the intent and ability to hold an equity security in an unrealized loss position is not evidence that recovery is expected or foreseeable.
Please address the following regarding your response to comment 1:
1.	Please confirm to us that your impairment policy under U.S. GAAP complies with FAS 115, FSP Nos. FAS 115-1 and FAS 124-1, and SAB 59.
2.	In addition, if material, please confirm you will provide the disclosures required by paragraph 17b (1-5) of FSP Nos. FAS 115-1 and FAS 124-1 in future filings.
As mentioned in our April 28th response letter, we follow a well-established process every quarter to identify available-for-sale (“AFS”) securities with unrealized losses and analyze our ability and intent to hold those securities until the fair value recovers or to determine that an impairment is other-than-temporary. This analysis includes consideration of, amongst other factors, the length of time and the extent to which the market value has been less than cost, and the financial condition and near-term prospects of the issuer. We have re-examined our process and confirm that it complies with the guidance set out in FAS 115, FSP Nos. FAS 115-1 and FAS 124-1, and SAB 59.
We also confirm that we will review the disclosures we currently provide regarding the factors we consider in determining whether an AFS security with an unrealized loss is other-than-temporarily impaired, and will enhance them for those securities with significant or material unrealized losses.
Note 18 — Subsequent Events, page 55
3.	Please tell us the amount of the carrying value of the Class Canada common shares as recorded upon their receipt.
We recorded the Class Canada common shares at US $51.85 per share which was the lowest price in the range as provided in the draft report we received from the independent valuator on November 2, 2007. As mentioned in our response letter dated April 2nd, we believed that the lowest price in the range provided was the most reasonable for the purpose of recording the gain. We received the final report from the independent valuator on November 21st, shortly before releasing our financial statements, which indicated that the low end of the price range was US$51.97. Given the insignificant difference in the range in the final report, we determined not to adjust the recorded carrying value.

Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
If you have any questions regarding our responses, please contact myself or RBC’s Chief Accountant, Linda Mezon, at 416-955-7876.
Yours truly,
/s/ Janice R. Fukakusa
Janice R. Fukakusa

cc:	V. L. Young, Chairman, Audit Committee of the Board
G.M. Nixon, President and Chief Executive Officer
D.R. Allgood, Executive Vice President & General Counsel
L.F. Mezon, Chief Accountant
W.A. Cunningham, Partner, Deloitte & Touche LLP
D.R. Crawshaw, Partner, Sullivan & Cromwell LLP
D.J. Toumey, Partner, Sullivan & Cromwell LLP